Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

[redacted]

07020044

RECEIVED
2007 JAN -3 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 28 Dec 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

<u>Annex A</u>

List of Documents Submitted Herewith to the
<u>Commission Pursuant to Rule 12g3-2(b)(iii)</u>

	Subject	Date	Schedule
1.	*Immediate Report*	*27/12/06*	*1*
2.			
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Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

RECEIVED
2007 JAN -3 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 27 December 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

1. On 27th December, 2006 at about 09:00 a.m., the Bank received notice from Arison Holdings (1998) Ltd., which is a controlling party of the Bank (hereinafter: "Arison Holdings"), that on 26th December, 2006 in the hours of the evening a distribution was made of all of the shares belonging to Artsfare 1992 Irrevocable Trust (hereinafter: "the Distributing Trust") (the principal beneficiary of which is Ms. Marilyn Arison), in Arison Holdings to Eternity Holdings One Trust (the principal beneficiary of which is Ms. Shari Arison – Glazer) (hereinafter: "the Distribution").

2. According to the statement of Arison Holdings at the time of the Distribution, the Distributing Trust had approximately 30% of the share capital of Arison Holdings (after eliminating "treasury shares" which are shares of Arison Holdings held by Arison Holdings itself), (approximately 2,849,999 shares). As a result of the Distribution, the trust in which Ms. Shari Arison – Glazer is the principal beneficiary, will have approximately 70% of the share capital of Arison Holdings.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv. Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank